UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-38438

 Spotify Technology S.A.
(Translation of registrant’s name into English)

 5, Place de la Gare
L-1616 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Letter to Shareholders

On October 24, 2023, Spotify Technology S.A. released its results for the quarter ended September 30, 2023 by posting its Q3 2023 Update (“Update”) on its website at investors.spotify.com. A copy of the Update is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Q3 2023 Update dated October 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: October 24, 2023	By:	/s/ Paul Vogel
	Name:	Paul Vogel
	Title:	Chief Financial Officer